Exhibit 99.1

Pembina Pipeline Corporation Declares December 2021 Common Share Dividend and Announces 2022 Business Update Conference Call and Webcast

CALGARY, AB, Dec. 6, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that its Board of Directors has declared a common share cash dividend for December 2021 of $0.21 per share to be paid, subject to applicable law, on January 14, 2022 to shareholders of record on December 31, 2021. The common share dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the December 2021 cash dividend is expected to be approximately U.S. $0.1639 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7803. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th calendar day of the month following the record date. Should the payment date fall on a weekend or on a statutory holiday, the business day prior to the weekend or statutory holiday becomes the payment date.

2022 Guidance and Business Update Conference Call & Webcast

Pembina will host a webcast and conference call on Wednesday, December 8, 2021 at 9:00 a.m. MT (11:00 a.m. ET) where the Company's executive team will provide a general business update, including progress on environmental, social & governance priorities, and outline the Company's 2022 outlook. Randy Findlay, Chair of Pembina's Board of Directors will also be joining the call to provide a message from the Board. The conference call dial-in numbers for Canada and the U.S. are 647-792-1240 or 800-437-2398. A recording of the conference call will be available for replay until December 15, 2021 at 11:59 p.m. ET. To access the replay, please dial either 647-436-0148 or 888-203-1112 and enter the password 6464560.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:
https://produceredition.webcasts.com/starthere.jsp?ei=1499099&tp_key=9492e908e4 in your web browser. Shortly after the call, the presentation and an archive of the webcast will be posted on Pembina's website for a minimum of 90 days at https://www.pembina.com/investors/presentations-events/.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to: future dividends which may be declared on Pembina's common shares; the timing and the amount of such dividend payments; and the expected tax treatment thereof. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in Pembina's restated management's discussion and analysis and restated annual information form, each for the year ended December 31, 2020 and filed on November 18, 2021, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:22e 06-DEC-21